UNITED STATES
       SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)

MoneyGram International, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

60935Y208

(CUSIP Number)

Ben I. Adler, Esq.
Goldman, Sachs & Co.
200 West Street
New York, New York 10282-2198
(212) 902-1000

With a copy to:

Robert C. Schwenkel, Esq.
David L. Shaw, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2011

(Date of Event which Requires Filing of this Statement)

If the Reporting Person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60935Y208	13D

1	NAMES OF REPORTING PERSON The Goldman Sachs Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 21,650,904
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 21,650,904
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,650,904
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.3% (1)
14	TYPE OF REPORTING PERSON HC; CO

_____________________

(1) All calculations of percentage ownership in this Schedule 13D are based upon a total of 71,489,709  shares of Common Stock outstanding, which is the sum of (a) 49,841,017 shares of Common Stock outstanding as of November 10, 2011, as set forth in the Preliminary Prospectus Supplement, filed November 14, 2011, plus (b) 21,648,692 shares of Common Stock issuable upon the conversion by a holder other than the Reporting Persons or their affiliates, subject to certain limitations, of the 173,189.5678 shares of Series D Participating Convertible Preferred Stock of the Issuer issued to the Reporting Persons pursuant to the Recapitalization Agreement.  All shares of Common Stock in this Schedule 13D reflect a one-for-eight reverse stock split of the Company’s issued and outstanding Common Stock, which was effected by the Company on November 14, 2011.  The shares of Series D participating Convertible Preferred Stock held by the Reporting Persons do not vote as a class with the Common Stock.

CUSIP No. 60935Y208	13D

1	NAMES OF REPORTING PERSON Goldman, Sachs & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 21,055,069
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 21,055,069
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,055,069
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.5%
14	TYPE OF REPORTING PERSON BD; PN; IA

CUSIP No. 60935Y208	13D

1	NAMES OF REPORTING PERSON GSCP VI Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 7,861,823
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 7,861,823
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,861,823
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60935Y208	13D

1	NAMES OF REPORTING PERSON GS Capital Partners VI Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 7,861,823
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 7,861,823
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,861,823
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 60935Y208	13D

1	NAMES OF REPORTING PERSON GS Advisors VI, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 2,161,867
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,161,867
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,161,867
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60935Y208	13D

1	NAMES OF REPORTING PERSON GSCP VI Offshore Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 6,539,188
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 6,539,188
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,539,188
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60935Y208	13D

1	NAMES OF REPORTING PERSON GS Capital Partners VI Offshore Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 6,539,188
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 6,539,188
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,539,188
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 60935Y208	13D

1	NAMES OF REPORTING PERSON Goldman, Sachs Management GP GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 279,409
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 279,409
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 279,409
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60935Y208	13D

1	NAMES OF REPORTING PERSON GS Capital Partners VI Parallel, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 2,161,867
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,161,867
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,161,867
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 60935Y208	13D

1	NAMES OF REPORTING PERSON GS Capital Partners VI GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 279,409
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 279,409
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 279,409
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 60935Y208	13D

1	NAMES OF REPORTING PERSON GSMP V Onshore US, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 1,625,000
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,625,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,625,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60935Y208	13D

1	NAMES OF REPORTING PERSON GS Mezzanine Partners V Onshore Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 1,625,000
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,625,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,625,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 60935Y208	13D

1	NAMES OF REPORTING PERSON GS Mezzanine Partners V Onshore Fund, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 1,625,000
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,625,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,625,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60935Y208	13D

1	NAMES OF REPORTING PERSON GSMP V Institutional US, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 157,536
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 157,536
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 157,536
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60935Y208	13D

1	NAMES OF REPORTING PERSON GS Mezzanine Partners V Institutional Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 157,536
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 157,536
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 157,536
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 60935Y208	13D

1	NAMES OF REPORTING PERSON GS Mezzanine Partners V Institutional Fund, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 157,536
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 157,536
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 157,536
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60935Y208	13D

1	NAMES OF REPORTING PERSON GSMP V Offshore US, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 2,428,034
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,428,034
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,428,034
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60935Y208	13D

1	NAMES OF REPORTING PERSON GS Mezzanine Partners V Offshore Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 2,428,034
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,428,034
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,428,034
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 60935Y208	13D

1	NAMES OF REPORTING PERSON GS Mezzanine Partners V Offshore Fund, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 2,428,034
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,428,034
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,428,034
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60935Y208

This Amendment No.4 (this “Amendment No. 4”) supplements and amends certain information in the Schedule 13D filed on April 4, 2008, as amended by Amendment No. 1, filed March 9, 2011, Amendment No. 2 filed May 9, 2011 and Amendment No. 3 filed May 18, 2011  (the “Original 13D” and, together with this Amendment No. 4, the “Schedule 13D”) on behalf of The Goldman Sachs Group, Inc. (“GS Group”), Goldman, Sachs & Co. (“Goldman Sachs”), GSCP VI Advisors, L.L.C. (“GSCP Advisors”), GSCP VI Offshore Advisors, L.L.C. (“GSCP Offshore Advisors”), GS Advisors VI, L.L.C. (“GS Advisors”), Goldman, Sachs Management GP GmbH (“GS GmbH”), GS Capital Partners VI Fund, L.P. (“GS Capital”), GS Capital Partners VI Offshore Fund, L.P. (“GS Offshore”), GS Capital Partners VI GmbH & Co. KG (“GS Germany”), GS Capital Partners VI Parallel, L.P. (“GS Parallel”), GS Mezzanine Partners V Onshore Fund, L.L.C. (“GS Mezzanine Onshore GP”), GS Mezzanine Partners V Institutional Fund, L.L.C. (“GS Mezzanine Institutional GP”), GS Mezzanine Partners V Offshore Fund, L.L.C. (“GS Mezzanine Offshore GP”), GS Mezzanine Partners V Onshore Fund, L.P. (“GS Mezzanine Onshore”), GS Mezzanine Partners V Institutional Fund, L.P. (“GS Mezzanine Institutional”), GS Mezzanine Partners V Offshore Fund, L.P. (“GS Mezzanine Offshore”), GSMP V Onshore US, Ltd. (“GSMP Onshore”), GSMP V Institutional US, Ltd. (“GSMP Institutional”), and GSMP V Offshore US, Ltd. (“GSMP Offshore” and, together with the foregoing entities, the “Reporting Persons”).

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Original 13D is hereby amended by replacing in its entirety Schedule I, incorporated therein by reference, with Schedule I hereto, which Schedule I is incorporated herein by reference into this Item 2.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 of the Original 13D is hereby amended by adding the following immediately before the final two paragraphs thereof:

“On July 7, 2011, a registration statement which registered for resale all of the shares of common stock owned by the Reporting Persons, the THL Investors and the Silver Point Investors, was declared effective by the Securities and Exchange Commission (the “Registration Statement”). On November 14, the Company filed a prospectus supplement (“Prospectus Supplement”) with respect to the Registration Statement providing that the Reporting Persons intend to sell 937,500 shares of Series D Preferred Stock (which shares will convert into 7,500,000 shares of Common Stock in connection with such sale) pursuant thereto (“Registered Offering”). The Reporting Persons may sell fewer or more shares than are offered in the Prospectus Supplement or may not sell any such shares. Even though the Reporting Parties presently intend to dispose of all such shares in the Registered Offering, depending on market conditions and other factors in existence at the time of any such disposition, there can be no assurance that such shares will ultimately be sold pursuant to the Registered Offering.  Pursuant to an option to be granted to the prospective underwriters in the Registered Offering by the Reporting Persons, the Reporting Persons may be obligated to sell up to an additional 105,468.75 shares of Series D Preferred Stock (which shares would convert into an additional 843,750 shares of Common Stock (if all such shares were sold) in connection with any such sale) if such option is exercised by the prospective underwriters.  Goldman Sachs will act as an underwriter in the Registered Offering.

On November 14, 2011, the Company effected a one-for-eight reverse stock split of the Company’s issued and outstanding Common Stock and a corresponding decrease in the Company’s authorized shares of common stock.”

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Original 13D is hereby amended as follows:

(i)  In connection with the one-for-eight reverse stock split of the Company’s issued and outstanding Common Stock, Subsection (a) is amended and restated in its entirety as follows:

“As of November 14, 2011, GS Group may be deemed to beneficially own an aggregate of 21,650,904 shares of Common Stock, consisting of (i) 168,422.8824 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date,  which are convertible by a holder other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 21,648,692 shares of Common Stock and (ii) 2,212 shares of Common Stock acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities, representing in the aggregate approximately 30.3% of the outstanding Common Stock.  The Reporting Persons disclaim beneficial ownership of shares of Common Stock held in Managed Accounts.

As of November 14, 2011, Goldman Sachs may be deemed to beneficially own an aggregate of 21,055,069 shares of Common Stock, consisting of (i) 168,422.8824 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date, which are convertible by a holder other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 21,052,857 shares of Common Stock and (ii) 2,212 shares of Common Stock acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities, representing in the aggregate approximately 29.5% of the outstanding Common Stock.  The Reporting Persons disclaim beneficial ownership of shares of Common Stock held in Managed Accounts.

As of November 14, 2011, GSCP Advisors and GS Capital may each be deemed to beneficially own an aggregate of 7,861,823 shares of Common Stock, consisting of 62,894.5879 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date, which are convertible by a holder, other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 7,861,823 shares of Common Stock, representing in the aggregate approximately 11.0% of the outstanding Common Stock.

As of November 14, 2011, GSCP Offshore Advisors and GS Offshore may each be deemed to beneficially own an aggregate of 6,539,188 shares of Common Stock, consisting of 52,313.5042 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date, which are convertible by a holder, other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 6,539,188 shares of Common Stock, representing in the aggregate approximately 9.1% of the outstanding Common Stock.

As of November 14, 2011, GS Advisors and GS Parallel may each be deemed to beneficially own an aggregate of 2,161,867 shares of Common Stock, consisting of 17,294.9396 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date, which are convertible by a holder, other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 2,161,867 shares of Common Stock, representing in the aggregate approximately 3.0% of the outstanding Common Stock.

As of November 14, 2011, GS GmbH and GS Germany may each be deemed to beneficially own an aggregate of 279,409 shares of Common Stock, consisting of 2,235.2742 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date, which are convertible by a holder, other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 279,409 shares of Common Stock, representing in the aggregate approximately 0.4% of the outstanding Common Stock.

As of November 14, 2011, GS Mezzanine Onshore GP, GS Mezzanine Onshore and GSMP Onshore may each be deemed to beneficially own an aggregate of 1,625,000 shares of Common Stock, consisting of 13,000.0049 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date, which are convertible by a holder other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 1,625,000 shares of Common Stock, representing in the aggregate approximately 2.3% of the outstanding Common Stock.

As of November 14, 2011, GS Mezzanine Institutional GP, GS Mezzanine Institutional and GSMP Institutional may each be deemed to beneficially own an aggregate of 157,536 shares of Common Stock, consisting of 1,260.2957 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date, which are convertible by a holder, other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 157,536 shares of Common Stock, representing in the aggregate approximately 0.2% of the outstanding Common Stock.

As of November 14, 2011, GS Mezzanine Offshore GP, GS Mezzanine Offshore and GSMP Offshore may each be deemed to beneficially own an aggregate of 2,428,034  shares of Common Stock, consisting of 19,424.2759 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date, which are convertible by a holder, other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 2,428,034 shares of Common Stock, representing in the aggregate approximately 3.4% of the outstanding Common Stock.

As of November 14, 2011, THL and Silver Point may be deemed to beneficially own an aggregate of 40,119,597 shares of Common Stock, representing in the aggregate approximately 56.1% of the outstanding Common Stock.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”), this Schedule 13D reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of GS Group and its subsidiaries and affiliates (collectively, “GSG”).  This Schedule 13D does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release.  The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned, if any, by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the Goldman Sachs Reporting Units acts as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

None of the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A, II-B, II-C or II-D hereto may be deemed to beneficially own any shares of Common Stock other than as set forth herein.”

(ii) Subsection (c) is amended and restated in its entirety as follows:

“No transactions in the Common Stock were effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A, II-B, II-C or II-D hereto, during the sixty day period from September 15, 2011 to November 14, 2011.”

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Original 13D is hereby amended by adding the following:

In connection with the Registered Offering, the Company, the underwriters of the Registered Offering, the GS Investors, the THL Investors and the Silver Point Investors have agreed that, during the period commencing on November 14, 2011 and continuing to and including the date 90 days after the date of the final prospectus relating to the Registered Offering, it will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock beneficially owned, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock without the prior written consent of the representatives of the underwriters pursuant to the Prospectus Supplement. A copy of the Lock-up Letter is filed as Exhibit 1 hereto.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1: Lock-up Letter, dated as of November 14, 2011, from the Company to Morgan Stanley & Co. LLC, Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and Wells Fargo Securities, LLC.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 15, 2011

THE GOLDMAN SACHS GROUP, INC.

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-Fact

GOLDMAN, SACHS & CO.

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-Fact

GS CAPITAL PARTNERS VI PARALLEL, L.P.
BY:	GS Advisors VI, L.L.C., its General Partner

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-Fact

GS CAPITAL PARTNERS VI OFFSHORE FUND, L.P.
BY:	GSCP VI Offshore Advisors, L.L.C., its General Partner

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-Fact

GS CAPITAL PARTNERS VI FUND, L.P.
BY:	GSCP VI Advisors, L.L.C., its General Partner

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-Fact

GS CAPITAL PARTNERS VI GMBH & CO. KG
BY:	Goldman, Sachs Management GP GmbH, its General Partner

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-Fact

GS MEZZANINE PARTNERS V ONSHORE FUND, L.P.
BY:	GS Mezzanine Partners V Onshore Fund, L.L.C., its General Partner

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-Fact

GSMP V ONSHORE US, LTD.

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-Fact

GS MEZZANINE PARTNERS V INSTITUTIONAL FUND, L.P.
BY:	GS Mezzanine Partners V Institutional Fund, L.L.C., its General Partner

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-Fact

GSMP V Institutional US, Ltd.

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-Fact

GS MEZZANINE PARTNERS V OFFSHORE FUND, L.P.
BY:	GS Mezzanine Partners V Offshore Fund, L.L.C., its General Partner

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-Fact

GSMP V OFFSHORE US, LTD.

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-Fact

SCHEDULE I

The name of each  director of The Goldman  Sachs  Group,  Inc. is set forth below.

The business  address of each person  listed below is  c/o Goldman, Sachs & Co., 200 West Street, New York, NY  10282.

Each person is a citizen of the United  States of America  except for Claes Dahlback,  who is a citizen of Sweden, and Lakshmi N. Mittal, who is a citizen of India.  The present  principal  occupation  or  employment of each of the listed persons is set forth below.

Name	Present Principal Occupation

Lloyd C. Blankfein	Chairman of the Board and Chief Executive Officer of The Goldman Sachs Group, Inc.

Gary D. Cohn	President and Chief Operating Officer of The Goldman Sachs Group, Inc.

John H. Bryan	Retired Chairman and Chief Executive Officer of Sara Lee Corporation

M. Michele Burns	Executive Director, Retirement Policy Center, sponsored by Marsh & McLennan Companies, Inc.

Claes Dahlback	Senior Advisor to Investor AB and Foundation Asset Management

Stephen Friedman	Chairman of Stone Point Capital

William W. George	Professor of Management Practice at the Harvard Business School

James A. Johnson	Vice Chairman of Perseus L.L.C.

Lois D. Juliber	Retired Vice Chairman and Chief Operating Officer of the Colgate-Palmolive Company

Lakshmi N. Mittal	Chairman and Chief Executive Officer of ArcelorMittal S.A.

James J. Schiro	Retired Chief Executive Officer of Zurich Financial Services

Debora L. Spar	President of Barnard College